UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 28, 2005

ANTICUS INTERNATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-101420	98-0375504
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2175 rue de la Montagne, Suite 300
Montreal, Quebec, Canada H3G 1Z8
(Address of Principal Executive Offices)

(514) 875-5072 Extension 19
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Mr. Michel Brisson, President of Anticus International Corporation, resigned his position as President of Anticus International Corporation,. The resignation was accepted by Anticus International Corporation and deemed effective November 28, 2005.

This officer has not indicated that the resignation was relating to any matter of disagreement with the operations, policies or practices of Anticus International Corporation. This officer has not furnished Anticus International Corporation with any letter describing any disagreement or requesting disclosure of any matter of disagreement.

Mr. Michel Brisson was the sole officer of Anticus International Corporation and acted as the Principle Executive Officer and Principal Financial Officer.

Effective November 28, 2005, Anticus International Corporation appointed Mr. Gilles Varin as a Director and Interim President of the company. Mr. Varin has had a career in both communications and real estate, and is the former executive Vice-President of Real Estate Broker Elan Internationale.

Mr Varin is the president of Varcan Communications Inc. since 1988; Varcan provides consulting services for business development and lobbies in support of the business goals of its clients.

Mr Varin is not the director of any other domestic reporting issuers. He was the director of a Canadian company listed on the TSX exchange which has been inactive for the past two years by the name of Captech.

There are no family relationships amongst the directors or officers of the company;

No compensation agreements are currently in place related to Mr. Varin's services. The board is currently considering granting up to 50,000 options to Mr. Varin as consideration for his services but final terms have not been determined at this time.

Mr. Gilles Varin will act as the sole officer of Anticus International Corporation and act as the Principle Executive Officer and Principal Financial Officer.

Section 8 – Other Events

Section 8.01 Other Events

Press Release

SOURCE: Anticus International Corporation

Anticus International Corp. Announces New Director

(MONTREAL, QUEBEC, CANADA) – December 2, 2005 – Anticus Corporation ("Anticus"), a publicly traded company on the OTC: BB exchange (trading symbol: ATCI.OB), is pleased to announce and welcome Mr. Gilles Varin on joining the company as a Director and Interim President. Mr. Varin has spent his career both in communications and Real Estate. Mr. Varin is the former executive Vice-President of Real Estate Broker Elan Internationale. Director of Anticus, Pierre H. Vincent stated "Mr. Varin does bring to Anticus a great network as well as communication skills which will definitely help Anticus reach its short term goals."

In addition, the Company has accepted the resignation of Michel Brisson. We thank him for his participation in the company and wish him well in all his future activities."

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: The statements in this release relating to completion of the acquisition and the positive direction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, contractual difficulties which may arise, the failure to obtain NPI and/or Anticus shareholder approval, the future market price of Anticus common stock and the ability to obtain the necessary financing.

Contact:

Investor Relations
Randall J. Lanham
Telephone: 949-858-6773
rjlanham@cox.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anticus International Corporation

Date: December 01, 2005

By: \s\ Mr. Gilles Varin, President

Name: Mr. Gilles Varin

Title: President, Director
Principle Executive Officer
Principle Financial Officer